Exhibit 99.4

RE: BEVCO IRREVOCABLE UNDERTAKING

This Deed (the “Deed”) is made on 26 July 2016 between:

(1)

ANHEUSER-BUSCH INBEV SA/NV, a public limited company (naamloze vennootschap/société anonyme) incorporated in Belgium, with its registered address at Grand Place 1, 1000 Brussels, Belgium and administrative office at Brouwerijplein 1, 3000 Leuven, Belgium and registered with the Crossroads Bank of Enterprises under number 0 417 497 106 RPM/RPR (Brussels) (AB InBev); and

(2)	BEVCO LTD., a company incorporated in Bermuda (BEVCO),

together referred to as the parties and each as a party to this Deed.

Whereas:

(A)	AB InBev and BEVCO are parties to, amongst other things, an Irrevocable Undertaking dated 11 November 2015 (the Irrevocable Undertaking).

(B)

On the same date as AB InBev and BEVCO entered into the Irrevocable Undertaking, AB InBev and SABMiller plc (SABMiller) issued a joint announcement in connection with the proposed business combination between AB InBev and SABMiller (the Transaction) under Rule 2.7 of the City Code on Takeovers and Mergers (the 2.7 Announcement).

(C)	AB InBev has announced a revised and final offer in which it both:

(i)

increases the amount of the Cash Consideration for which UK Scheme Shareholders may elect under the terms of the Transaction to £45 in respect of each UK Scheme Share, rather than £44 in respect of each UK Scheme Share (the Cash Consideration Increase); and

(ii)

increases the cash element of the Partial Share Alternative for which UK Scheme Shareholders may elect under the terms of the Transaction to £4.6588 in respect of each UK Scheme Share, rather than £3.7788 in respect of each UK Scheme Share (the Cash Top-up Increase).

(D)	BEVCO wishes to enter into this Deed with AB InBev to confirm its agreement with the Cash Consideration Increase and the Cash Top-up Increase.

It is agreed as follows:

1	Interpretation

1.1	Unless otherwise stated, terms defined in the Irrevocable Undertaking or the 2.7 Announcement shall have the same meaning in this Deed.

2	Transaction Amendments

2.1	BEVCO hereby agrees to the Cash Consideration Increase and the Cash Top-up Increase.

2.2	Accordingly, BEVCO and AB InBev agree:

2.2.1	with the increase of the amount of the Cash Consideration to £45 in respect of each UK Scheme Share;

2.2.2	with the increase of the amount of the cash element of the Partial Share Alternative to £4.6588 in respect of each UK Scheme Share;

2.2.3

that references in the Irrevocable Undertaking to the “Structure of the Transaction” shall refer to the Structure of the Transaction as defined in the Irrevocable Undertaking, as amended by the Cash Consideration Increase and the Cash Top-up Increase; and

2.2.4	that, subject to the confirmation in clause 2.3 being true and accurate, the Irrevocable Undertaking has not lapsed as a result of the Cash Consideration Increase and/or the Cash Top-up Increase.

2.3

AB InBev hereby confirms that the Altria Irrevocable remains in full force and effect and AB InBev will not be obliged to notify BEVCO in writing pursuant to paragraph 26 of the Irrevocable Undertaking as a direct result of the Cash Consideration Increase or the Cash Top-up Increase.

3	General

3.1	This Deed and any non-contractual obligations arising out of or in connection with this Deed shall be governed by and construed in accordance with English law.

3.2

This Deed may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this letter, but all the counterparts shall together constitute but one and the same instrument.

In witness whereof this Deed has been delivered on the date first stated above.

EXECUTED as a DEED and	)	SIGNATURE: /s/ Sabine Chalmers
DELIVERED on behalf of	)
ANHEUSER-BUSCH INBEV SA/NV,	)	NAME: Sabine Chalmers
a company incorporated in Belgium	)
by	)
…Sabine Chalmers………	)	SIGNATURE: /s/ David Almeida
and	)
…David Almeida………..	)	NAME: David Almeida
being persons who, in accordance with	)
the laws of that territory, are acting	)
under the authority of the company	)

EXECUTED as a DEED and	)	SIGNATURE: /s/ Juan Carlos Garcia
DELIVERED on behalf of BEVCO LTD,	)
a company incorporated in Bermuda	)	NAME: Juan Carlos Garcia
by two of its directors being persons who,	)
in accordance with the laws, of that	)	in the presence of:
territory, are acting under the authority of	)
the company	)	signature: /s/ Alejandra Uribe
)
	)	name: Alejandra Uribe
)
	)	address: 465 Park Avenue
	)	New York City
	)	New York 10022
	)	USA
)
)
	)	SIGNATURE: /s/ Peter A. S. Pearman
)
	)	NAME: Peter A. S. Pearman

	)	Director
)
	)	in the presence of:
)
	)	signature: /s/ Paul Nyström
)
	)	name: Paul Nyström
)
	)	address: 10 Lover’s Lane
	)	Paget
	)	Bermuda
)
)

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